GUZIK & ASSOCIATES
11355 West Olympic Blvd., Suite 300
Los Angeles, CA 90064
Telephone (310 914-8600
Facsimile (310) 914-8606

May 2, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549

Re: SulphCo, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

Enclosed on behalf of the registrant, SulphCo, Inc. is its Registration Statement on Form S-3. The Registration Statement relates to the resale by the selling security holders of up to 8,100,000 shares of its common stock.

8,000,000 of these shares relate to Units sold to accredited investors in a private placement in March 2006, each Unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock at $6.805 per share. The remaining 100,000 shares covered by the Registration Statement relate to warrants issued to a public relations firm pursuant to an agreement entered into in 2004.

Please contact me with any questions or comments regarding this filing. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Samuel S. Guzik